ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

082-03827

No. PTTEP 1.910/ 013 /2007

Finance Department
Tel. 0-2537-4512, 0-2537-4611

January 15, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

07020509

SUPPL

Dear Sir,

Subject: Five - Year Investment Plan (Year 2007– 2011)

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that the estimated Capital Expenditure and Operating Expenditure for the Company and its subsidiaries for the five-year period from 2007 to 2011 will be approximately Baht 284,710 Million. The expenditures have been revised to incorporate the latest work programs. At present, the Company has a total of 34 projects, consisting of the following 3 types of projects:

1) Projects that are under production, namely, major projects such as Bongkot, S1, B8/32 & 9A and Pailin
2) Projects that are under development and will start production in the future, namely, major projects such as Arthit, Arthit North, Vietnam 9-2 and MTJDA
3) Projects that are under exploration, namely, major projects such as Myanmar M7 & M9, Algeria 433a & 416b and Vietnam 16-1 project

Details of the five - year investment plan are as follows:

Unit: Million Baht

	2007	2008	2009	2010	2011	2007-2011
Capital Expenditure	57,281	53,309	38,049	23,054	19,821	191,514
Operating Expenditure	17,231	18,447	20,838	20,513	16,167	93,196
Total Expenditure	74,512	71,756	58,887	43,567	35,988	284,710

Plan for the year 2007

PTTEP's 2007 expenditure plans for existing projects are as follows:

PROCESSED

JAN 2 5 2007

THOMSON
FINANCIAL

-2- / 1. Major Projects.....

1. Major Projects that are under production

   1.1 Bongkot Project (PTTEP's share 44.4445%)
   Total expected average natural gas sales amount is 595 million standard cubic feet per day (MMSCFD). The Capital Expenditure is mainly for the construction of 3 wellhead platforms, the drilling of 16 development wells and the drilling of 6 exploration wells.

   1.2 S1 Project (PTTEP's share 100%)
   Total expected average crude oil sales amount is 17,784 barrels per day. The Capital Expenditure is mainly for the drilling of 45 development wells, the drilling of 4 exploration wells and upgrading of production facilities.

   1.3 B8/32 & 9A (PTTEP's share 25%)
   Total expected average crude oil sales amount is 54,141 barrels per day. The Capital Expenditure is mainly for the construction of 6 wellhead platforms and pipeline, the drilling of 84 development wells, and the drilling of 4 exploration wells.

   1.4 Pailin Project (PTTEP's share 45%)
   Total expected average natural gas sales amount is 405 MMSCFD. The Capital Expenditure is mainly for the drilling of 39 development wells and the construction of 4 wellhead platforms and pipelines.

2. Major Projects that are under development and will start production in the future

   2.1 Arthit Project (PTTEP's share 80%)
   The current plan for the Arthit Project is to start up gas production in the first quarter of 2008. Total expected production rate will be at 330 MMSCFD. The Capital Expenditure is mainly for the construction of a production platform, 4 wellhead platforms and pipelines, and the drilling of 37 development wells.

   2.2 Arthit North Project
   The current plan for the Arthit North Project is to start up gas production, by using a Floating Production Storage and Off-Loading (FPSO), in 2008. Total expected initial production rate will be at 120 MMSCFD. The Capital Expenditure is mainly for the construction of 3 wellhead platforms and pipelines.

   2.3 Vietnam 9-2 Project (PTTEP's share 25%)
   The current plan for the Vietnam 9-2 Project is to start up oil production in the second half of 2008. Total expected production rate will be at 20,000 barrels per day. The Capital Expenditure is mainly for the drilling of an exploration well, the drilling of 2 development wells and the construction of a production platform.

2.4 MTJDA Project (PTTEP's share 50%)

The current plan for the MTJDA Project is to start up gas production in the second half of 2009. Total expected production rate will be at 270 MMSCFD, with an option of up to 470 MMSCFD. The Capital Expenditure is mainly for the drilling of approximately 3 exploration wells, the drilling of 4 appraisal wells and the preparation of production facilities.

3. Major Projects that are under exploration

3.1 Myanmar M7 & M9 Project (PTTEP's share 100%)

The Capital Expenditure is mainly for geological and geophysical studies, 2D seismic surveys and the drilling of 3 exploration wells.

3.2 Algeria 433a & 416b Project (PTTEP's share 35 %)

The Capital Expenditure is mainly for 3D seismic surveys, the drilling of 3 exploration wells and the drilling of 6 appraisal wells.

3.3 Vietnam 16-1 Project (PTTEP's share 28.5 %)

The Capital Expenditure is mainly for geological and geophysical studies and the drilling of 5 exploration wells.

For the years 2007-2011, the expected average petroleum sales volumes per day based on existing projects are as follows:

Unit : Barrel of Oil Equivalent per day

	2007	2008	2009	2010	2011
Expected average petroleum sales volume	187,713	240,566	254,816	269,429	269,541

Yours sincerely,



Maroot Mrigadat
President